SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
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press release

6 November 2011

STATEMENT REGARDING SALE OF BP'S INTEREST IN
PAN-AMERICAN ENERGY TO BRIDAS CORPORATION

On 5 November 2011, BP received from Bridas Corporation a notice of termination of the agreement for their purchase of BP's 60 per cent interest in Pan American Energy LLC (PAE).  As a result of Bridas Corporation's decision and action, the share purchase agreement governing this transaction, originally agreed on 28 November 2010, has been terminated.

The closing of this transaction had been delayed because the Argentine anti-trust and Chinese regulatory approvals required to satisfy the conditions precedent to closing of the transaction had not been obtained by Bridas Corporation. Under the terms of the agreement, Bridas Corporation had exclusive responsibility for obtaining these approvals.

As a result of Bridas Corporation's termination of the agreement, BP will now repay the deposit for the transaction of $3.53 billion received at the end of 2010. This deposit had been held by BP as short-term debt and will be repaid by 14 November 2011. This repayment will not affect BP's level of gearing, which stood at 19 per cent at the end of September.

PAE is a strong business. As a result of Bridas Corporation's decision to terminate, BP is no longer in discussions with them regarding this transaction. BP is happy to return to long term ownership of these valuable assets, given the considerable improvement in its own financial strength and circumstances, as well as the improved external trading environment.

In November 2010 and under different circumstances from those at present, BP agreed the sale of its interest in PAE as an early element of its divestment programme to strengthen its balance sheet. Since June 2010, excluding the PAE assets, BP has agreed asset sales totalling over $19 billion. As reported in its third quarter 2011 results, at the end of September 2011, BP held $18 billion in cash.

In October 2011, BP announced that it intended to extend its divestment programme to $45 billion by the end of 2013. BP's current divestment programme is focussed on the sale of non-strategic assets and not driven by a requirement to raise cash. As such, BP does not currently plan to divest additional assets to offset proceeds which would have been received from the PAE transaction.

Notes to Editors:

·
On 28 November 2010, BP announced that it had reached agreement to sell its interests in Pan American Energy LLC to Bridas Corporation for $7.06 billion in cash. PAE is an Argentina-based oil and gas company owned by BP (60%) and Bridas (40%). The transaction excluded the shares of PAE E&P Bolivia Ltd.

·	BP's investment in PAE has been classified as assets held for sale in the BP group balance sheet at 30 September 2011.

·
After 1 November 2011, pursuant to the terms of the sale and purchase agreement, if all of the conditions precedent were not yet satisfied, each party had the right to terminate the agreement at any time without notice.

·
As at 6 November 2011, Argentine antitrust and Chinese regulatory approvals required to satisfy key conditions precedent to complete the sale had not been obtained by Bridas Corporation, nor had Bridas Corporation  waived these conditions precedent, as it was entitled to do under the sale and purchase agreement.

·
BP will separately make a payment of $700 million to Bridas Corporation in full settlement of any and all past claims between the two companies and also as consideration for amendments to the PAE Limited Liability Company agreement which terminate certain legacy restrictive covenants among BP, PAE and Bridas Corporation.

Further information:

BP press office, London: +44 (0)20 7496 4708, bppress@bp.com

--ENDS --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 7 November 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary